

INVEST IN **TRADEFOX, INC.**

Trust in Recycling ♺ Risk out, money in, planet win 🌍

tradefox.co Dover DE

Technology B2B SaaS Sustainability

Featured Investors



Yang Bin Kwok

Syndicate Lead

Invested in Tradefox, Inc., Davenport SAF-T Systems and 69 others

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3 followers

The world urgently needs to remove obstacles reusing and recycling materials as one of the key pillars to reduce our environmental impact. Tradefox is poised to disrupt an opaque, inefficient and fragmented industry by providing much needed transparency. But more importantly, they have positioned themselves to be an easy option financially for their customers to adopt.

For more than 5 years, I've followed Chris' journey: hustling and

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Invested $50,000 this round & $150,000 previously

Highlights

1 🌎 6,000 Tradefox Members from 183 countries Average 65% increase YOY.

2. +200,000 buyer-seller transactions reviewed by verified trading partners. 405% annual increase

3. 🚀 2.5 million matched and verified buyer-seller transactions. 500% increase YOY.

4. 👓 Visibility into over 220,000 unique trading partner relationships.

5. 💸 $1 trillion industry growing at 5-10% CAGR with a $100 billion immediately addressable market.

6. 📄 150,000 + Business Reports on companies that buy and sell recyclables.

7. 🥇 First Place in Startup Bootcamp Amsterdam accelerator program. (TechStars Affiliate)

8. 🕵️ Management team has 70+ years exp. in intl. trade, data viz, tech. & structured finance.

Our Team



Chris Yerbey Founder & CEO

25 year recycling industry veteran with experience in multiple roles within the global supply chain for recycling. Serial entrepreneur with 5 successful companies including 1 tech startup exit. 12,000 LinkedIn industry contacts to vouch for him.



Will Cavendish CTO / CSO

20 yrs as an entrepreneur, founder, XD & innovative CTO. Built a pioneering tech company specialising in global data visualisation and education (serving NASA, UNEP, IBM, & Google). Delighted to make a direct positive impact in the Circular

UNEP, IBM, & Google). Delighted to make a direct positive impact in the Circular Economy.



Duncan Walker Market Research / Trade Finance

Structured Finance Valuation specialist, 10 yrs of modelling complex, illiquid assets for Deutsche Bank. Loves markets and risk, excited about how transformative quality information & trading systems could be for industry trade finance supply.



Denise Gerards Senior Head of Operations

7 years experience in start-ups. Set up the operational and legal department for a multibillion automotive Berlin-based tech scale up ($460 million Softbank investment). Now continuing her career in tech, making an impact in the recycling industry.



Ashwani Dutt VP of Operations, Central Asia

18 years experience in international trade across multiple commodities and 25 countries. Governmental liaison and operational leader in central Asia.



Damir Dardagan Product Owner

Dedicated and accomplished professional with 23 years of experience in IT. Driving the team of developers to create the best possible platform.



Ervin Djogic Lead Software Engineer

Full stack engineer and architect providing oversight & solution design for the development team.



Poonam Dhiman Bansal Customer Support

As the Data Team Manager Poonam oversees our Delhi based data specialists and CSMs. The team are responsible for data verification, due diligence, analysis and reporting.

Ashwani Dutt

About Tradefox

Tradefox is solving the biggest problem in the recycling industry – the lack of transparency.

This lack of transparency results in unnecessary costs which decreases the viability of recycling, leading to the disposal of **$100's of billions** of material value in landfills every year.

We provide visibility into past trading behavior and current industry reputations of companies that buy and sell recyclables.

Our goal is to act as a conduit for green capital to enter the recyclables trade, increasing profitability and liquidity for the recovery of more material from waste.

RECYCLING NEEDS TO **BECOME MORE PROFITABLE!**

The Cost of Limited Transparency

1) Fraud and Other Unfair Trading Behavior

One billion dollars is lost every year to unfair trading practices ranging from quality manipulation, contract cancellation, unpaid quality claims and outright fraud.

Limiting capital losses is the key to increasing industry investment and the viability of recovering recyclables from waste streams.

$1 TRILLION	$1 BILLION
Global Recycling Industry	Losses Every Year due to Unfair Trading Practices

The above claim is made based on research conducted by Scrap Connection, BV indicating that the total losses suffered by buyers average about 1% of purchases/imports globally.

2) Limited Access to Trade Finance

Affordable and effective trade finance is difficult to obtain. Risk managers are unable to assess their customers' exposure to unfair trading practices.

Providing company reputation visibility allows financial institutions to allocate green capital into the recycling industry.

$100's of **BILLIONS** of **MATERIAL VALUE BURIED IN LANDFILLS** EVERY YEAR

3) Lack of Insurance for Key Trading Risks

Insurance companies are unwilling to underwrite losses to unfair trading practices due to a lack of data insights into company trading behaviors.

With the threat of losses that can bankrupt a business, insurance coverage is an imperative and provides additional assurance to the finance sector.


92%
PLASTIC SCRAP
60%
ELECTRONIC SCRAP
IS NEVER RECOVERED

How Tradefox Solves these Problems


OUR PLATFORM REDUCES RISK
BY ANALYZING CORPORATE
TRADING BEHAVIOR

1) Database of Trading Reputations

Tradefox has spent the last four years establishing its technology platform as a solution for avoiding losses from unfair trading practices;

representing recyclers, material consumers, traders, brokers, logistics, financiers and insurers.

Today we have:

- Trade reputation reports on more than 150,000 companies
- 5,300 + members spanning across 183 counties
- 100,000 peer-to-peer reviews on individually verified trades
- Visibility into 220,000 + unique trading relationships
- 2.3 million verified buyer-seller trades matched by machine learning.

Counter-parties provide the crucial informational feedback loop - rating each other on metrics such as integrity, material quality, payment, shipping and the handling of quality claims.

Our scoring algorithm combs through the data on trade reputation reports, providing a high-level assessment on each company's reliability and trustworthiness.

We now have more members than the Top 3 leading international recycling trade associations combined.



TRUST SCORE
892
542
1000
average
Top 10%
MARKET ANALYSIS
Sales volume
€234,689,937
Local currency (Euro)
$276,747,312
US Dollar
Trade activity
120
100
TRADE FEEDBACK
Ratings from buyers
Integrity
How are they at keeping their verbal & written agreements?
5.0
237 ratings
Claims
How well do they handle quality claims?
4.9
193 ratings
Material quality
5.0



How is the quality of the material they sell?
237 ratings
Shipping process
5.0
How satisfied were you with the shipping process? ie. choice of carrier, timeliness, free time, etc.
236 ratings
TOP 5 TRADING PARTNERS
Company Name
Countries
Role
Nr. of trades
% of total trades
Shen Chou Recycling Technology Co., Ltd
Importer
111
19.1%
Jiin yeeh ding (hk) enterprises limited
Importer
96
16.6%
WELLPINE COMPANY LIMITED
Importer
66
11.4%
New Point International Metal Limited Us
Importer
29
5.0%
CHUNG HING INDUSTRY CO., LTD.
Importer
22
3.8%
TRUST REVIEW
Industry reputation
Trustworthiness
4.3
How trustworthy do people who know them say they are?
74 ratings
Have you done business with, or know someone at this company?
Leave a review
Associations
ISRI
Certifications
None given

2) Market Access for Sustainability Focused Investment

Tradefox business intelligence provides intrinsic value to financial institutions eager to deploy sustainable investment funds, but wary of the risks of backing this large, but poorly developed market.

Powered by data analytics, peer-to-peer performance reviews and trading history, Tradefox can provide key market intelligence & data insights into the interconnectivity of the market & quality of ongoing trading relationships.

3) Partnerships with Finance and Insurance Institutions

By complementing our partners' credit and risk analysis with Tradefox's understanding of operational and behavioral properties of market participants, we can broaden the industry's access to financial products and address uninsurable risks in the industry.

Business Model

Tradefox is strategically increasing our database asset value as we develop and educate the market, build the brand and onboarding new members through a data exchange program.

Companies earn credits and free access to the platform by reviewing their trading history with verified trading partners - building value for all members. Credits unlock due diligence reports, which are monitored

on an ongoing basis for an additional fee.

Once companies deplete their credits, they move to a pay as you go or subscription model to access Tradefox reports and other features.


TRADES ARE REVIEWED BETWEEN
220,000+ UNIQUE PARTNERSHIPS

OUR MEMBERS TELL US **"IT'S ABOUT TIME!"**

Unlocking Sustainable Capital

The market for sustainable finance has grown to $1.2 Trillion, and future growth looks highly likely given that financial institutions have committed $6 Trillion + before 2030.

Our unique data insights allow risk managers to better assess sustainable funding opportunities within the recycling industry, channeling green capital to where it can make the greatest direct impact, facilitating real and tangible change.

$1.2 TRILLION - SIZE OF **SUSTAINABLE FINANCE MARKET** TODAY

INSTITUTIONS HAVE MADE BIG COMMITMENTS BY 2030

$750 Billion Goldman Sachs

$2.5 Trillion J.P. Morgan

$500 Billion (2025) Deutsche Bank

$1 Trillion Bank of America

$1 Trillion HSBC

$1 Trillion Citigroup

Growth Strategy

We have prioritized new membership growth in Central Asia and the Middle East to capture the predominant buyer-side of the global market, as well as exporters from North America and Europe who sustain a competitive edge by maintaining their Tradefox profiles.

Our next phase of business development extends the scope of data acquisition and member onboarding to the rest of Asia across all material types. By partnering with emerging recyclables exchanges, national and international trade associations we estimate a 10x increase in market capture in the next two years (not guaranteed).

This will be followed by a move into intranational trade where more complex relationships in the circular economy exist, meaning significant opportunities for additional products and services.

COMPANIES LISTED ON TRADEFOX


500,000
450,000
400,000
350,000
300,000
250,000
OF COMPANIES


NO.
150,000
100,000
50,000
2018
2019
2020
2021
2022
2023
2024
2025
2026
2027
Addressable Market Growth =
New Countries
Intranational Trade

Forward looking projections cannot be guaranteed.

TRADEFOX MEMBERSHIP GROWTH & TRADE REVIEWS


SUBSCRIPTIONS & PAY-AS-YOU GO
90,000
80,000
70,000
60,000
50,000
40,000
30,000
20,000
10,000
2,500,000
2,250,000
2,000,000
1,750,000
1,500,000
1,250,000
1,000,000
750,000
500,000
250,000
TRADE REVIEWS
2018
2019
2020
2021
2022
2023
2024
2025
2026
2027
Subscriptions
Pay-As-you Go
Trade Reviews

Forward looking projections cannot be guaranteed.

Revenue Forecast

Combined revenue streams driven by subscription licenses are projected to generate $12-15 million revenue in 3 years, scaling 2.3x over years 4 & 5 as Tradefox expands into new data categories (ie. ESG reporting), new geographies and intra-national markets (not guaranteed).

Positioning services between trade partners giving access to insurance and finance products and scaling the addressable market will drive

exponential growth towards a $1 billion valuation in 6-8 years (not guaranteed).


REVENUE PROJECTIONS
US $40,000,000
US $35,000,000
US $30,000,000
US $25,000,000
US $20,000,000
US $15,000,000
US $10,000,000
US $5,000,000
US $0
2022
2023
2024
2025
2026
2027

Forward looking projections cannot be guaranteed.

Use of Funds

Tradefox is committed to a VC investor readiness program following this final round of SEED investment, closing a priced round in 18 to 24 months, although ability to close VC funding at all or within this timeframe is not guaranteed.

Funds will be used to support talent and data acquisition, continued market development and scaling up in-person attendance at international and sector specific conferences & trade shows.

It will fund the technical development of deep analytics, machine learning algorithms, an underlying blockchain ledger (DLT) and APIs to support the demands of financial, credit, insurance and debt management institutions.

Your investment into Tradefox will drive change by helping the recycling supply chain become more efficient and improve profit

margins for companies at the forefront of the circular economy.


JOIN OUR 2200 INVESTORS AND HELP
CLEAN UP THE CIRCULAR ECONOMY

Downloads

Tradefox Financials and CPA Review 2020 and 2021.pdf

Tradefox FS Review for 2021 and 2022 (1).pdf